Exhibit 99.1

800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

TAOP Enters into Agreement to Acquire Zhenjiang Taoping IoT Technology Limited

HONGKONG, Jan. 19, 2022 — Taoping Inc. (NASDAQ: TAOP, the “Company” or “TAOP”), a provider of blockchain technology and smart cloud services, today announced that it has entered into a share purchase agreement to acquire 95.56% equity interest in Zhenjiang Taoping IoT Technology Limited (“Zhenjiang Taoping”), aiming to accelerate the Company’s smart charging pile and digital media businesses in East China.

After the closing of the acquisition, Zhenjiang Taoping is expected to become an important part of Taoping Digital Culture East China Operation Center. While continuing to grow the current business, Zhenjiang Taoping plans to take advantage of its regional influence and existing channels to expand the business of large-screen splicing displays, smart charging piles, etc. At present, Zhenjiang Taoping already has completed a smart charging pile project in certain communities and is actively exploring other smart community-related businesses in the region.

“With a high level of economic development and urbanization, the target market of our East China Operation Center has great potential in the construction of new smart communities,” said Mr. Jianghuai Lin, Chairman and CEO of TAOP. “The acquisition of Zhenjiang Taoping will help the Company to quickly deploy smart charging pile and digital media businesses in East China market. We believe this transaction would bring value for our shareholders and optimize TAOP’s business structure.”

About the Transaction: Pursuant to the share purchase agreement, as consideration TAOP has agreed to issue to the shareholders of Zhenjiang Taoping a total of 201,552 restricted ordinary shares of TAOP, calculated as $391,011 being divided by the average closing price of TAOP ordinary shares over the 20 trading days prior to the execution of the share purchase agreement, which was $1.94 per share. These shares are offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended contained in Section 4(a)(2) thereof and/or Regulation S promulgated thereunder.

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800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

According to the share purchase agreement, the shares are expected to be issued in three phases. The first phase will issue 67,184 shares within 20 days after closing of the transaction; the second phase will issue 67,184 shares before May 31, 2023; the third phase will issue 67,184 shares before May 31, 2024. Issuance of shares during the second and third phases will be conditioned upon the satisfaction of certain performance targets of Zhenjiang Taoping as set forth in the share purchase agreement. Specifically, the second phase issuance requires from the closing date to December 31, 2022, Zhenjiang Taoping have at least 2.5 million RMB of audited revenue and 0.5 million RMB of audited net income that may be consolidated into TAOP’s financial statements; and to be eligible for the third phase issuance, Zhenjiang Taoping shall have at least 2.6 million RMB of revenue and 0.55 million RMB of net income that may be consolidated into TAOP’s financial statements during the fiscal year 2023. Mr. Huan Li, the Chief Marketing Officer of TAOP, is one of the shareholders of Zhenjiang Taoping and has agreed to transfer all of his 46% equity interest in Zhenjiang Taoping to TAOP.

The closing of the transaction is subject to a number of conditions, including, without limitation, completion of all respective internal approval procedures of the parties, no material adverse impact on the assets, operation and management team of Zhenjiang Taoping prior to closing, and the satisfaction or waiver of other customary closing conditions. The parties intend to close the transaction no later than January 31, 2022.

About Zhenjiang Taoping IoT Technology Limited (“Zhenjiang Taoping”)

Established in June 2018, Zhenjiang Taoping has become a leading and influential enterprise in Zhenjiang city after more than three years of rapid development. Its business covers new media, cloud services, smart city construction, and other fields. As an excellent example of Taoping Alliance city partner, Zhenjiang Taoping has widely deployed Taoping smart screens and dual-sided photonic screens in commercial centers, office buildings, residential areas, parking lots, and other offline scenes in Zhenjiang and surrounding areas, which laid a solid foundation for the subsequent expansion of the smart community service in the local area.

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800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

About Taoping Inc.

Taoping Inc. (TAOP) is a blockchain technology and smart cloud services provider. The Company is dedicated to the research and application of blockchain technology and digital assets, and continues to improve computing power and create value for the encrypted digital currency industry. Relying on its self-developed smart cloud platform, TAOP also provides solutions and cloud services to industries such as new media and artificial intelligence. To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements.

Any forward-looking statements contained in this press release are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of providing blockchain technology and smart cloud services, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. You should read these factors and the other cautionary statements made in this press release. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this press release are made as of the date of this press release and TAOP undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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